ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration No. 333-179888

Supplementing the Preliminary Prospectus Supplement dated November 14, 2013

CenturyLink, Inc.

$750,000,000 6.75% Senior Notes, Series W, due 2023

Pricing Term Sheet

Date: November 14, 2013

This pricing term sheet supplements the Preliminary Prospectus Supplement of CenturyLink, Inc., dated November 14, 2013, relating to the securities described below. This pricing term sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	CenturyLink, Inc.
Principal Amount:	$750,000,000
Anticipated Ratings (Moody’s / S&P / Fitch)*	Ba2/BB/BB+
Security:	$750,000,000 6.75% Senior Notes, Series W, due 2023 (the “Notes”)
Maturity:	December 1, 2023
Coupon:	6.75%
Issue Price:	100.00%
Yield to Maturity:	6.75%
Interest Payment Dates:	December 1 and June 1, commencing June 1, 2014
Interest Calculation Convention:	30/360
Denominations:	$2,000 minimum x $1,000
Optional Redemption:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points, plus accrued and unpaid interest to the redemption date.
Optional Redemption with Equity Proceeds:	At any time on or prior to December 1, 2016, the Issuer may redeem up to 35% of the principal amount of the Notes at a redemption price equal to 106.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.
Change of Control Put:	101% plus accrued and unpaid interest, if any
Settlement Date:	T+9; November 27, 2013
CUSIP Number:	156700 AX4
ISIN/Common Code:	US156700AX46
Lead Book Running Manager:	Wells Fargo Securities, LLC

Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Co-Managers:	Fifth Third Securities, Inc. Regions Securities LLC U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the complete prospectus if you request it by calling Wells Fargo Securities, LLC toll free at 1-800-326-5897.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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